UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Andrew C. Hyman, Esq.

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Acquisition 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Co-Invest 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV Co-Invest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Funds GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Jeffrey A. Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6S41R101	SCHEDULE 13D/A

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2023, as amended by the Amendment No. 1 filed with the SEC on October 13, 2023 (as amended, the “Schedule 13D”) relating to the ordinary shares, nominal value $0.01 per share (as defined in the Schedule 13D, the “Ordinary Shares”), of RVL Pharmaceuticals plc, an Irish public limited company (as defined in the Schedule 13D, the “Issuer”), which are beneficially owned by Athyrium Opportunities IV Acquisition 2 LP (“Acquisition Fund”), Athyrium Opportunities Associates IV LP (“Associates IV LP”), Athyrium Opportunities Associates IV GP LLC (“Associates IV GP”), Athyrium Opportunities IV Co-Invest 2 LP (“Co-Invest 2 LP”), Athyrium Opportunities Associates IV Co-Invest LLC (“Co-Invest LLC”), Athyrium Funds GP Holdings LLC (“Funds GP Holdings”) and Jeffrey A. Ferrell (“Mr. Ferrell,” and collectively, the “Reporting Persons”). This Amendment No. 2 amends the Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

The following sections of Item 4 of the Schedule 13D are hereby amended and restated as follows, with the remainder of Item 4 unchanged:

Prepackaged Plan of Reorganization

As previously disclosed, on the Petition Date, the Debtors filed with the Bankruptcy Court a prepackaged chapter 11 plan of reorganization (the “Original Plan”) and an associated disclosure statement (the “Disclosure Statement”). On November 13, 2023, the Debtors filed an amended joint prepackaged chapter 11 plan of RevitaLid Pharmaceutical Corp. and its subsidiaries (the “Amended Plan”) with the Bankruptcy Court, which contained similar commercial terms as the Original Plan.

On November 20, 2023, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order (I) Approving the Debtors’ (A) Disclosure Statement Pursuant to Sections 1125 and 1126(b) of the Bankruptcy Code, (B) Solicitation and Voting procedures, and (C) Forms of Ballots, and (II) Confirming the Amended Joint Prepackaged Chapter 11 Plan of Revitalid Pharmaceutical Corp. and its Subsidiaries (the “Confirmation Order”), which approved the Disclosure Statement and the Amended Plan.

In accordance with the Amended Plan, on November 22, 2023 (the “Effective Date“), funds managed by Athyrium exchanged their outstanding debt into equity of a newly-created entity (“NewCo”) that indirectly holds 100% of the equity interests of RVL Pharmaceuticals, Inc., the direct parent of RVL Pharmacy, LLC. Funds managed by Athyrium received 97.5% of the equity in NewCo, and holders of the SPA Rejection Unsecured Claims (as defined in and pursuant to the Amended Plan) received their pro rata share of the remaining 2.5% of the equity in NewCo, subject to dilution by the Management Incentive Plan (as defined in the Amended Plan) and future investments.

RevitaLid Pharmaceutical Corp., previously the direct parent company of RVL Pharmaceuticals, Inc, concurrently emerged from its Chapter 11 case on the Effective Date and will be wound down pursuant to the Amended Plan.

CUSIP No. G6S41R101	SCHEDULE 13D/A

The foregoing description of the Amended Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Plan as confirmed and attached to the Confirmation Order thereto, which is attached as Exhibit 7.8 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7.8

Findings of Fact, Conclusions of Law, and Order (I) Approving the Debtors’ (A) Disclosure Statement Pursuant to Sections 1125 and 1126(b) of the Bankruptcy Code, (B) Solicitation and Voting procedures, and (C) Forms of Ballots, and (II) Confirming the Amended Joint Prepackaged Chapter 11 Plan of Revitalid Pharmaceutical Corp. and its Subsidiaries (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 27, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

ATHYRIUM OPPORTUNITIES IV ACQUISITION 2 LP

By: ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP, its General Partner

By: ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP

By: ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES IV CO-INVEST 2 LP

By: ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey Ferrell
Name:	Jeffrey Ferrell
Title:	President

JEFFERY A. FERRELL

/s/ Jeffrey A. Ferrell